Exhibit 23.1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Capitol Investment Corp. V on Amendment No. 2 to Form S-4, File No. 333-254470 of our report dated March 1, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 10, 2021, with respect to our audits of the financial statements of Capitol Investment Corp. V as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Melville, NY
June 15, 2021